Exhibit 99.2

FOR IMMEDIATE RELEASE

Compugen to Receive $10 Million Milestone Payment Following
Dosing of First Patient in AstraZeneca Phase 3 Rilvegostomig
Trial in Biliary Tract Cancer

HOLON, ISRAEL, January 8, 2024 - Compugen Ltd. (Nasdaq: CGEN) (TASE: CGEN) a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, today announced that Compugen is entitled to receive a $10 million milestone payment from AstraZeneca (LSE/STO/Nasdaq: AZN), after the first patient was dosed in AstraZeneca’s ARTEMIDE-Bil01 trial with rilvegostomig. Rilvegostomig is a PD-1/TIGIT bispecific antibody where the TIGIT component is derived from Compugen’s clinical-stage anti-TIGIT antibody, COM902. The ARTEMIDE-Bil01 trial is expected to recruit about 750 subjects in more than 20 countries with biliary tract cancer who will be randomized to receive rilvegostomig or placebo with investigator choice chemotherapy as adjuvant treatment after resection with curative intent.

“I am delighted to see the advancement of the rilvegostomig Phase 3 trial by AstraZeneca, a global leader in oncology, which has dosed the first patient triggering a $10 million milestone payment to Compugen,” said Anat Cohen-Dayag, Ph.D., President, and Chief Executive Officer of Compugen. “Our license agreement with AstraZeneca is part of our strategy to broaden commercialization opportunities for our pipeline and specifically capitalize on the potentially emerging promise of bispecific therapies while maintaining our focus on the development of COM902 as part of the combination with COM701, our potential first-in-class anti-PVRIG antibody.”

About the Compugen-AstraZeneca license agreement
In 2018, Compugen and AstraZeneca entered into an agreement by which Compugen provided an exclusive license to AstraZeneca to use Compugen’s monospecific antibodies that bind to TIGIT, including COM902, for the development of bispecific and multispecific antibody products, excluding such bispecific and multispecific antibodies that also bind to PVRIG, PVRL2 and/or TIGIT. AstraZeneca is responsible for all research, development, and commercial activities. AstraZeneca has the right to create multiple products under this license. In addition to the $10 million milestone payment described in this press release, Compugen has received a $10 million upfront payment, and an additional $15.5 million in milestone payments to date, all out of up to an aggregate milestone amount of $200 million that the Company is eligible to receive in development, regulatory and commercial milestones for the first product, as well as tiered royalties on future product sales. If additional bi- or multi-specific therapies are developed based on Compugen’s monospecific antibodies that bind to TIGIT, additional milestones and royalties would be due to Compugen.

Further details about ARTEMIDE-Bil01 trial are available on ClinicalTrials.gov, identifier: NCT06109779

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has developed two proprietary product candidates: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Compugen also has a clinical stage partnered program, rilvegostomig (previously AZD2936), a PD-1/TIGIT bispecific antibody where the TIGIT component is derived from Compugen’s clinical stage anti-TIGIT antibody, COM902, in Phase 3 development by AstraZeneca through a license agreement for the development of bispecific and multispecific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance, of which the most advanced program, COM503, is in IND enabling studies is licenced to Gilead. COM503 is a potential first-in-class, high affinity antibody which blocks the interaction between IL-18 binding protein and IL-18, thereby freeing natural IL-18 in the tumor microenvironment to inhibit cancer growth. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements relating to the recruitment of subjects to the ARTEMIDE-Bil01 trial. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value; and the general market, political and economic conditions in the countries in which Compugen operates, including Israel; and the effect of the evolving nature of the recent war in Gaza between Israel and Hamas. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071